UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32681

PetroQuest Energy, Inc.

(Exact name of registrant as specified in its charter)

400 E. Kaliste Saloom Road, Suite 6000, Lafayette, Louisiana 70508, (337) 232-7028

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share, of PetroQuest Energy, Inc.*

6.875% Series B Cumulative Convertible Perpetual Preferred Stock of PetroQuest Energy, Inc.*

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On January 31, 2019, the United States Bankruptcy Court for the Southern District of Texas entered an Order confirming the First Amended Chapter 11 Plan of Reorganization, as Immaterially Modified on January 28, 2019 (the “Plan”), of PetroQuest Energy, Inc. (the “Company”) and certain of the Company’s wholly-owned direct and indirect subsidiaries under Chapter 11 of Title 11 of the United States Code, which approved and confirmed the Plan. The Plan became effective on February 8, 2019.

In connection with the effectiveness of the Plan, among other things, all previously issued and outstanding shares of common stock, par value $0.001 per share, and 6.875% Series B Cumulative Convertible Perpetual Preferred Stock of the Company were extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, PetroQuest Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 11, 2019	By:	/s/ J. Bond Clement
		Name:	J. Bond Clement
		Title:	Executive Vice President, Chief Financial Officer and Treasurer